

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Thomas P. Kelly
Chief Financial Officer
Deciphera Pharmaceuticals, Inc.
200 Smith Street
Waltham, MA 02451

> **Re: Deciphera Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 9, 2021**
> **File No. 1-38219**

Dear Mr. Kelly:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences